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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPSWARE INC.
(Name of Subject Company (Issuer))

HEWLETT-PACKARD COMPANY
ORCA ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68383A 10 1
(CUSIP Number of Class of Securities)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Paul T. Porrini, Esq. David K. Ritenour, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Christopher E. Austin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,706,967,870.19	$52,404

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) the offer price of $14.25 per share multiplied by 105,811,082 shares of common stock, par value $0.001 per share, of Opsware Inc. outstanding as of July 16, 2007 and (ii)(a) 24,618,041 shares of common stock par value $0.001 per share, of Opsware Inc., which were subject to issuance pursuant to the exercise of outstanding options as of July 16, 2007, multiplied by (b) the amount equal to $14.25 minus $6.16 (the weighted average exercise price of such outstanding options as of July 16, 2007).
**
The filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals $30.70 for each $1,000,000 of value.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this "Schedule TO") is filed by (i) Orca Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of the Hewlett-Packard Company, a Delaware corporation ("Parent"), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Opsware Inc., a Delaware corporation (the "Company"), at a purchase price of $14.25 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

Item 1.    Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a) The name of the subject company is Opsware Inc. The Company's principal executive office is located at 599 N. Mathilda Avenue, Sunnyvale, California 94085 and its telephone number at such office is (408) 744-7300.

        (b) This Schedule TO relates to Offeror's offer to purchase all outstanding Shares. According to the Company, as of July 16, 2007, there were 105,811,082 Shares issued and outstanding and outstanding options to purchase an aggregate of 24,618,041 Shares.

        (c) The information set forth in Section 6—"Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9—"Certain Information Concerning Purchaser and Parent" and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in "Summary Term Sheet," "Introduction," and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled "Certain Information Concerning Purchaser and Parent," "Background of Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer and Plans for the Company" and "The Transaction Documents," is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in "Summary Term Sheet," "Introduction," and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled "Price Range of Shares; Dividends on the Shares," "Possible Effects of Offer on Listing, Market for Shares and SEC Registration," "Purpose of the Offer and Plans for the Company," and "The Transaction Documents," is incorporated herein by reference.

i

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Section 9—"Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in Section 18 of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled "Certain Information Concerning Purchaser and Parent," "Background of Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer and Plans for the Company" and "The Transaction Documents," is incorporated herein by reference.

        (a)(2),(3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled "Purpose of the Offer and Plans for the Company," "Conditions to the Offer" and "Certain Regulatory and Legal Matters," is incorporated herein by reference.

        (a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled "Possible Effects of Offer on Listing, Market for Shares and SEC Registration," "Source and Amount of Funds" and "Certain Regulatory and Legal Matters," is incorporated herein by reference.

        (a)(5) None.

        (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated August 3, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on August 3, 2007 in The Wall Street Journal.
(a)(5)(i)	Press release issued by Hewlett-Packard Company on July 23, 2007.(1)
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2007, by and among Hewlett-Packard Company, Orca Acquisition Corporation and Opsware Inc.(2)
(d)(2)
Form of Tender and Stockholder Support Agreement entered into among Hewlett-Packard Company, Orca Acquisition Corporation and each of the directors and executive officers of Opsware Inc. and certain affiliated entities as of July 20, 2007.(3)
(d)(3)	Mutual Nondisclosure Agreement dated as of May 9, 2007 between Parent and the Company.
(g)	Not applicable.
(h)	Not applicable.

*
Included in mailing to stockholders.

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Hewlett-Packard Company on July 23, 2007.

(2)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Hewlett-Packard Company on July 23, 2007.

(3)
Incorporated by reference to Exhibit 2 to the Schedule 13D with respect to Opsware Inc.'s securities filed by Hewlett-Packard Company on July 30, 2007.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEWLETT-PACKARD COMPANY
By:	/s/ CHARLES N. CHARNAS
	Name:	Charles N. Charnas
	Title:	Vice President, Deputy General Counsel and Assistant Secretary
ORCA ACQUISITION CORPORATION
By:	/s/ CHARLES N. CHARNAS
	Name:	Charles N. Charnas
	Title:	President and Secretary

Dated: August 3, 2007

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 3, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on August 3, 2007 in The Wall Street Journal.
(a)(5)(i)	Press release issued by Hewlett-Packard Company on July 23, 2007.(1)
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2007, by and among Hewlett-Packard Company, Orca Acquisition Corporation and Opsware Inc.(2)
(d)(2)
Form of Tender and Stockholder Support Agreement entered into among Hewlett-Packard Company, Orca Acquisition Corporation and each of the directors and executive officers of Opsware Inc. and certain affiliated entities as of July 20, 2007.(3)
(d)(3)	Mutual Nondisclosure Agreement dated as of May 9, 2007 between Parent and the Company.
(g)	Not applicable.
(h)	Not applicable.

*
Included in mailing to stockholders.

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Hewlett-Packard Company on July 23, 2007.

(2)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Hewlett-Packard Company on July 23, 2007.

(3)
Incorporated by reference to Exhibit 2 to the Schedule 13D with respect to Opsware Inc.'s securities filed by Hewlett-Packard Company on July 30, 2007.

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SIGNATURE
EXHIBIT INDEX